Mail Stop 4561

March 12, 2009

Yacov Kaufman
Chief Financial Officer
Incredimail Ltd.
4 HaNechoshet Street
Tel-Aviv 69710
Israel

> **Re:** **Incredimail Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2007**
> **File No. 000-51694**

Dear Mr. Kaufman:

We have completed our review of your Form 20-F and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Mark Kronforst
Accounting Branch Chief